Citigroup Global Markets Holdings Inc.
Guaranteed by Citigroup Inc.

Market-Linked Notes Based on the Worst Performing of the S&P 500® Index and the Russell 2000® Index Due August-----, 2023

Preliminary Terms

Issuer:	Citigroup Global Markets Holdings Inc.
Guarantor:	Citigroup Inc.
Underlying indices:	S&P 500® Index (ticker symbol: “SPX”) and the Russell 2000® Index (ticker symbol: “RTY”)
Pricing date:	July , 2018
Valuation date:	July , 2023
Maturity date:	August , 2023
Payment at maturity:

For each $1,000 stated principal amount note you hold at maturity, you will receive an amount in cash determined as follows:

▪  If the final index level of the worst performing underlying index is greater than its initial index level:
$1,000 + ($1,000 × the upside participation rate × the index return of the worst performing underlying index)

▪  If the final index level of the worst performing underlying index is less than or equal to its initial index level:
$1,000 × the index performance factor of the worst performing underlying index, subject to the minimum payment at maturity

If the final index level of the worst performing underlying index depreciates from its initial index level, you will be exposed to the first 10% of that depreciation and your payment at maturity will be less than the stated principal amount per note. You should not invest in the notes unless you are willing and able to bear the risk of losing up to $100 per note. The notes are unsecured debt securities. All payments on the notes are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc.

Upside participation rate:	120.00% to 125.00%*
Minimum payment at maturity:	$900.00 per note (90.00% of the stated principal amount)
CUSIP / ISIN:	17324CX27 / US17324CX276

* The actual upside participation rate will be determined on the pricing date

Index performance factor:	For each underlying index, its final index level divided by its initial index level
Initial index level:	• S&P 500® Index: (its closing level on the pricing date) • Russell 2000® Index: (its closing level on the pricing date)
Final index level:	For each underlying index, its closing level on the valuation date
Worst performing index:	The underlying index with the lowest index performance factor
Index return:	For each underlying index, its final index level minus its initial index level, divided by its initial index level

Hypothetical Payment at Maturity Diagram*

* Assumes that the upside participation rate is equal to the lowest value indicated under Preliminary Terms

This offering summary does not contain all of the material information an investor should consider before investing in the notes. This offering summary is not for distribution in isolation and must be read together with the accompanying preliminary pricing supplement and the other documents referred to therein, which can be accessed via the following hyperlink: Preliminary Pricing Supplement dated June 26, 2018

Citi Structured Investments	+1-212-723-3136	structured.investments@citi.com

Selected Risk Considerations

•	You may not receive any return on your investment in the notes and may lose up to 10% of your investment. You will receive a positive return on your investment in the notes only if the worst performing underlying index appreciates from its initial index level to its final index level. If the final index level of the worst performing underlying index is less than its initial index level, you will lose 1% of the stated principal amount of the notes for every 1% by which its final index level is less than its initial index level, subject to a maximum loss of 10% of your investment.

•	The notes do not pay interest.

•	The notes are subject to the risks of both of the underlying indices and will be negatively affected if either of the underlying indices performs poorly, even if the other underlying index performs well.

•	You will not benefit in any way from the performance of the better performing underlying index.

•	You will be subject to risks relating to the relationship between the underlying indices. The less correlated the underlying indices, the more likely that any one underlying index will perform poorly, causing the notes to perform poorly.

•	Your payment at maturity depends on the closing level of the worst performing underlying index on a single day.

•	Investing in the notes is not equivalent to investing in either underlying index or the stocks that constitute either underlying index.

•	The notes are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. If Citigroup Global Markets Holdings Inc. defaults on its obligations under the notes and Citigroup Inc. defaults on its guarantee obligations, you may not receive anything owed to you under the notes.

•	Sale of the notes prior to maturity may result in a loss of principal.

•	The notes will not be listed on any securities exchange and you may not be able to sell them prior to maturity.

•	The estimated value of the notes on the pricing date will be less than the issue price. For more information about the estimated value of the notes, see the accompanying preliminary pricing supplement.

•	The value of the notes prior to maturity will fluctuate based on many unpredictable factors.

•	The Russell 2000® Index is subject to risks associated with small capitalization stocks.

•	The issuer and its affiliates may have conflicts of interest with you.

•	The U.S. federal tax consequences of an investment in the notes are unclear.

The above summary of selected risks does not describe all of the risks associated with an investment in the notes. You should read the accompanying preliminary pricing supplement and product supplement for a more complete description of risks relating to the notes.

Additional Information

Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed registration statements (including the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus in those registration statements (File Nos. 333-216372 and 333-216372-01) and the other documents Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Global Markets Holdings Inc., Citigroup Inc. and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request these documents by calling toll-free 1-800-831-9146.

Filed pursuant to Rule 433

Citi Structured Investments	+1-212-723-3136	structured.investments@citi.com